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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11021958

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIREMIS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 FEDERAL STREET, SUITE 700
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE MAGUIRE (416) 204-0406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZEIFMANS LLP
(Name – *if individual, state last, first, middle name*)

201 BRIDGELAND AVENUE (Address) TORONTO (City) ON (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, PETER BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIREMIS CORP, as of MARCH 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIREMIS CORP.

FINANCIAL STATEMENTS

MARCH 31, 2011

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Stockholders of
Biremis, Corp.

We have audited the accompanying financial statements of Biremis, Corp. (the "Company") which comprise the statement of financial condition as at March 31, 2011 and the statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to the claims of general creditors for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2011 and its financial performance and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter
The information contained in the supplemental schedules is presented for the purposes of additional analysis and is not required part of the basic financial statements. As required by Rule 17a-5 of the Securities Exchange Act of 1934, we report that, in our opinion, the accounting principles generally accepted in the United States of America have been applied on a basis consistent with that of the preceding year.

Zeifmans LLP

Toronto, Ontario
May 20, 2011

Chartered Accountants
Licensed Public Accountants

BIREMIS CORP.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011
(expressed in U.S. Dollars)

ASSETS

	2011	2010
Cash and cash equivalents	**$ 39,728,417**	$ 35,179,099
Receivables - brokers and clearing organizations	**4,833,167**	8,447,424
Due from related parties (note 4)	**1,438,720**	1,476,579
Deposits with clearing organizations	**5,880,285**	5,366,967
Income tax recoverable (note 5)	**101,757**	898,935
Deferred tax asset (note 5)	**617,969**	136,860
TOTAL ASSETS	**$ 52,600,315**	$ 51,505,864

LIABILITIES

	2011	2010
Accounts payable and accrued liabilities	**$ 3,970,503**	$ 3,110,282
Payable to customer	**25,276,689**	18,723,931
Income tax payable (note 5)	**60,772**	49,579
Deferred tax liability (note 5)	**210,038**	140,059
Subordinated loan (note 6)	**-**	4,800,000
	29,518,002	26,823,851
TOTAL LIABILITIES	**29,518,002**	26,823,851

STOCKHOLDERS' EQUITY

	2011	2010
STATED CAPITAL (note 8)		
Class B common shares	**17,500,000**	17,500,000
Common shares	**1,000**	1,000
	17,501,000	17,501,000
RETAINED EARNINGS	**5,581,313**	7,181,013
TOTAL STOCKHOLDERS' EQUITY	**23,082,313**	24,682,013
	$ 52,600,315	$ 51,505,864

Contingency (note 7)

ON BEHALF OF THE BOARD

_________________________DIRECTOR

_________________________DIRECTOR

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

BIREMIS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

	2011				2010
	Class B common shares	Common shares	Retained earnings	Total stockholders' equity	Total stockholders' equity
Balance, beginning of the year	$ 17,500,000	$ 1,000	$ 7,181,013	$ 24,682,013	$ 6,863,650
Net profit (loss) for the year	-	-	(1,599,700)	(1,599,700)	318,363
Shares issued during the year	-	-	-	-	17,500,000
Balance, end of the year	$ 17,500,000	$ 1,000	$ 5,581,313	$ 23,082,313	$ 24,682,013

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

BIREMIS CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

	2011	2010
REVENUE		
Service fees	$ 4,200,000	$ 4,100,986
Foreign currency translation gain	520,348	418,557
Other income	10,046	33,346
	4,730,394	4,552,889
EXPENSES		
Service fees	3,640,194	3,565,074
Professional fees	2,287,107	880,832
Other expenses	49,993	184,050
Financing charges	47,781	88,757
Regulatory fees	13,456	38,101
Recovery of doubtful accounts	-	(1,370,548)
	6,038,531	3,386,266
PROFIT (LOSS) BEFORE INCOME TAXES	(1,308,137)	1,166,623
PROVISION FOR INCOME TAXES	291,563	848,260
NET PROFIT (LOSS)	$ (1,599,700)	$ 318,363

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

BIREMIS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss) for the year	$ (1,599,700)	$ 318,363
Items not requiring an outlay (providing an inflow) of cash:		
Deferred taxes	(411,130)	1,567,743
Net changes in non-cash working capital items related to operations:		
Receivables - brokers and clearing organizations	3,614,257	2,698,501
Deposits with clearing organizations	(513,318)	638,361
Income tax recoverable	797,178	(789,638)
Accounts payable and accrued liabilities	860,221	(4,904,503)
Payable to customer	6,552,758	8,474,604
Income tax payable	11,193	(73,739)
	9,311,459	7,929,692
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class B common shares	-	17,500,000
Decrease (increase) in due from related parties	37,859	(2,521,984)
Repayment of subordinated loan	(4,800,000)	
Issuance of subordinated loan	-	4,800,000
	(4,762,141)	19,778,016
NET INCREASE IN CASH FOR THE YEAR	4,549,318	27,707,708
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	35,179,099	7,471,391
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 39,728,417	$ 35,179,099

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

BIREMIS CORP.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011
(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Biremis, Corp. (the "Company") was incorporated in Massachusetts on May 18, 2004 under the provisions of the Securities Exchange Act of 1934. The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is 99.5% owned by BRMS Holdings, Inc. (the "Parent") and 0.5% owned by Swift Trade Securities USA Inc., a company under common control.

The Company executes transactions for one customer, Opal Stone Financial Services S.A. ("Opal Stone"), which is based in Uruguay. Opal Stone is owned by a private family trust settled by the father of Peter Beck, the president of the Company and the majority shareholder of the Parent. In the prior year, the Company also executed trades for Swift Trade, Inc. ("SwiftTrade"), which was based in Canada. SwiftTrade is a company under common control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Cash and cash equivalents –**

Cash and cash equivalents is comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) **Foreign currency translation –**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses, are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(e) **Revenue recognition -**

The Company recognizes revenue from monthly service fees on a straight line basis over the term of the service. Pursuant to Emerging Issues Task Force No. 99-19, "*Reporting Revenues Gross as a Principal versus Net as an Agent,*" service revenues are recorded on a net basis.

(f) **Measurement uncertainty**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas of significant estimates include: allowance for doubtful accounts and future income taxes.

The measurement of future income taxes is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables - brokers and clearing organizations, due from related parties, deposits with clearing organizations, accounts payable and accrued liabilities, payable to customer, and subordinated loan. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to credit risk through its receivables - brokers and clearing organizations and due from related parties. The Company does not believe that it is exposed to an unusual level of credit risk.

The Company is exposed to currency risk; as the value of the cash and cash equivalents and receivables - brokers and clearing organizations denominated in other currencies fluctuates due to change in exchange rates. The table below summarizes the Company's exposure to currency risk (in U.S. dollars):

Currency	Cash and cash equivalents	% of total cash and cash equivalents	Receivables - brokers and clearing organizations	% of total receivables - brokers and clearing organizations
British Pound	$ 39,809	0.1 %	$ -	- %
Canadian dollar	3,784,066	9.5 %	598,521	12.4 %
Danish Krone	504	- %	-	- %
European Euro	2,339,888	5.9 %	645,188	13.3 %
Japanese Yen	511,088	1.3 %	187,988	3.9 %
Norwegian Kroner	69,351	0.2 %	-	- %
Swedish Krona	1,356	- %	-	- %
Total	$ 6,746,062	17.0 %	$ 1,431,697	29.6 %

ZEIFMANS LLP CHARTERED ACCOUNTANTS

4. **RELATED PARTY TRANSACTIONS**

The Company does not have staff and depends on ORBIXA Management Services, Inc. ("ORBIXA"), a company under common control, for all its staffing needs. The Company services Opal Stone through an outsourcing agreement with ORBIXA for back-office and IT support.

The following are the balances with related parties at:

	2011	2010
Balances at March 31:		
Due from a company under common control (a)	**$ -**	$ 54,625
Due from Parent (a)	**$ 1,300,524**	$ 502,824
Due from ORBIXA (a)	**$ 138,196**	$ 919,131
Transactions for the year:		
Service fee expense incurred with ORBIXA	**$ 3,640,194**	$ 3,565,074

(a) The loans are without interest, security or stated terms of repayment.

These transactions are in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

5. **INCOME TAXES**

The Company has loss carry forwards of $2,848,195 for state and $1870,098 for federal income tax purposes. These carry forwards expire in the year ending March 31, 2015 and March 31, 2031 respectively.

The Company's provision for (recovery of) income taxes are comprised as follows:

	2011	2010
Income tax expense (recovery):		
Current tax expense (recovery):		
Federal	$ 641,721	$ (768,637)
State	60,972	49,154
Total	702,693	(719,483)
Deferred tax expense (recovery):		
Federal	(271,071)	1,435,811
State	(140,059)	131,932
Total	(411,130)	1,567,743
Total provision for income taxes	$ 291,563	$ 848,260

The Company's deferred tax assets and liabilities are comprised as follows:

	2011	2010
Deferred tax assets:		
Future non-capital loss carry forwards	$ 617,969	$ 136,860
Deferred tax liability:		
Foreign currency gains	210,038	140,059
	$ 407,931	$ (3,199)

6. **SUBORDINATED LOAN**

The subordinated loan was due to the Parent and expired on June 30, 2010 and was repaid. The loan bore interest at 2% per annum and had no security.

7. **CONTINGENCY**

An investigation has been commenced by FINRA and the SEC regarding the Company's anti money laundering and trading surveillance and other supervisory functions. Potential sanctions cannot be estimated at this time.

An action has been commensed by the Ontario Securities Commission (the "OSC") against the Company and certain of its afilliates. The OSC is claiming that the Company operates within Ontario, Canada without proper registration. Potential sanctions cannot be estimated at this time.

8. **STATED CAPITAL**

Authorized	Issued		2011	2010
50,000	35,000	Voting, non-cumulative Class B Common shares	$ 17,500,000	$ 17,500,000
200	200	Common shares	1,000	1,000
			$ 17,501,000	$ 17,501,000

9. **SUPPLEMENTAL CASH FLOW INFORMATION**

Interest and income taxes paid –

	2011	2010
Interest paid during the year	$ 47,781	$ 88,757
Income taxes paid during the year	$ -	$ 162,998

10. **ECONOMIC DEPENDENCE**

All of the Company's service fees were earned from one customer, being Opal Stone, in 2011 (2010 - 100%).

11. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of March 31, 2011, the Company had net capital of $14,398,570 (2010 - $20,926,300), which exceeded minimum net capital requirements by $14,148,570 (2010 - $20,676,300).

BIREMIS CORP.

SUPPLEMENTARY INFORMATION

MARCH 31, 2011

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

BIREMIS CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

Balance, beginning of year	**$ 4,800,000**
Decrease in subordinated loan (note 6)	**(4,800,000)**
Balance, end of year	**$ -**

See accompanying notes to financial statements

ZEIFMANS LLP CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Stockholders of
Biremis, Corp.

We have audited the attached schedule of Computation of Net Capital of Biremis, Corp., (the "Company") as at March 31, 2011.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation of this schedule in accordance with the financial reporting provisions pursuant to rule 15c3-1 of the United States Securities and Exchange Commission ("SEC"), and for such internal control as management determines is necessary to enable the preparation of the schedule that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with the ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the schedule is free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditors' judgement, including assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appopriate to provide a basis for our audit opinion.

Opinion
In our opinion, this schedule of Computation of Net Capital of the Company, for the year ended March 31, 2011 is prepared, in all material respects, in accordance with SEC rule 15c3-1.

Basis of Accounting and Restriction on Distribution
This schedule is prepared to assist the Company to meet the requirements of the SEC. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 15c3-1 of the SEC, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended March 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated May 20, 2011.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 20, 2011

BIREMIS CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011
(expressed in U.S. Dollars)

Net Capital	
Stockholder's equity	$ 23,082,313
Add: subordinated loan	-
	23,082,313
Less: non-allowable assets	6,780,752
Net Capital before haircuts	16,301,561
Less: haircuts on foreign currency balances	1,902,991
Net capital	14,398,570
Minimum net capital requirement - The greater of 2% of aggregate debit items or minimum net capital requirement of $250,000	250,000
Excess net capital	$ 14,148,570

There were material reconciling items between the above calculation and the most recent monthly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule15(c)(3)-1, as follows:

Unaudited computation of net capital per most recent monthly filing	$ 13,930,000
Audit adjustments:	
Income taxes	468,570
Audited computation of net capital	$ 14,398,570

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Stockholders of
Biremis, Corp.

We have audited Biremis, Corp.'s (the "Company") compliance with paragraph (k)(2)(i) of rule 15c3-3 of the United States Securities and Exchange Commission (the "Rule") as at March 31, 2011.

Management's Responsibility for Compliance
Management is responsible for the compliance with the Rule and for such internal controls as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule.

An audit involves performing procedures to obtain audit evidence about the compliance with the Rule. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevent to the entity's compliance with the Rule. In order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriaetness of accounting policies used and the reasonableness of accounting estimates made by management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, as at March 31, 2011, the Company is in compliance, in all material respects, with the Rule.

Basis of Accounting and Restriction on Distribution
This report is prepared to assist the Company to meet the requirements of the SEC. As a result, this report may not be suitable for another purpose. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended March 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated May 20, 2011.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 20, 2011

BIREMIS CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011
(expressed in U.S. Dollars)

Total free credit balances and other credit balances in customers' security accounts ("credit balances")	**$ 25,276,689**
Total debit balances	**-**
Excess of total debits balances over total credit balances	**25,276,689**
Amount held on deposit in Reserve Bank Account, including value of qualified securities, at end of reporting period	**26,545,809**
Reserve balance	**$ 1,269,120**

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

To the Stockholders of
Biremis, Corp.

We have audited the effectiveness of the internal control over financial reporting ("Internal Control") of Biremis, Corp., (the "Company") as at March 31, 2011.

We considered the Internal Control as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Internal Control pursuant to rule 17A-5 of the United States Securities and Exchange Commission ("SEC") (the "Rule"). Accordingly, we do not express an opinion on the effectiveness of the Internal Control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to remit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Internal Control was for the limited purpose described in the second and third paragraphs above and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the third paragraph above, were adequate at March 31, 2011, to meet the SEC's objectives.

Management's Responsibility for Internal Control
Management is responsible for Internal Control pursuant to the Rule, and for such internal controls as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule.

An audit involves performing procedures to obtain audit evidence about compliance with the Rule. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's compliance with the Rule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the entity's internal control.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, as at March 31, 2011, the Company is in compliance, in all material respects, with the Rule.

Basis of Presentation and Restriction on Distribution
This report on the Rule is prepared to assist the Company to meet the requirements of the SEC. Our report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared financial statements for the year ended March 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated May 20, 2011.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 20, 2011

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Stockholders of
Biremis, Corp.

We have audited the schedule of the Securities Investor Protection Corporation ("SIPC") general assessment of Biremis, Corp. (the "Company") for the year ended March 31, 2011.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation of this financial information in accordance with the provisions of Rule 17a-5(e)(4) of the Securities and Exchange Commission (the "SEC"), and for such internal control controls as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial information. The procedures selected depend on the auditors' judgement, including assessment of the risks of material misstatement of the financial information, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the schedule of SIPC general assessment of the Company, for the year ended March 31, 2011 is prepared, in all material respects, in accordance with Rule 17a-5(e)(4) of the SEC.

Basis of Accounting and Restriction on Distribution
This schedule is prepared to assist the Company to meet the requirements of the SEC. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(e)(4) of the SEC, in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of finacial statements for the year ended March 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated May 20, 2011.

Zeifmans LLP

Toronto, Ontario
May 20, 2011

Chartered Accountants
Licensed Public Accountants

BIREMIS CORP.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ended March 31, 2011 is as follows:

General assessment amount (note 3)	$	1,425
Less: October 26, 2010 payment (note 2)		697
Balance due at May 20, 2011	$	728

See accompanying notes

BIREMIS CORP.
NOTES TO SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2011
(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Biremis, Corp. (the "Company") was incorporated in Massachusetts on May 18, 2004 under the provisions of the Securities Exchange Act of 1934. The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is 99.5% owned by BRMS Holdings, Inc. (the "Parent") and 0.5% owned by Swift Trade Securities USA Inc., a company under common control.

Rule 17a-5(e)(4) of the SEC requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to file a general assessment reconciliation with SIPC within 60 days after the end of their fiscal years (see note 3).

The schedule reflects information the Company has as at May 20, 2011. If further assessments for the year ended March 31, 2011 are made, the Company's SIPC general assessment for the year would change.

The Company executes transactions for one customer, Opal Stone Financial Services S.A., which is based in Uruguay. Opal Stone is owned by a private family trust settled by the father of Peter Beck, the president of the Company and the majority shareholder of the Parent.

2. GENERAL ASSESSMENT

Such membership requires the Company to make general assessment annual membership fee payments to SIPC.

The Company made a general assessment payment of $696.78 on Oct 26, 2010 to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. GENERAL ASSESSMENT RECONCILIATION

This assessment is based on the Part IIA Quarterly 17a-5(a) Focus Report ("Focus Report") filed by the Company with SIPC for its year ended March 31, 2011, and was computed as follows:

Total revenue per Focus Report	$ 4,730,394
Assessment additions to revenue	-
Assessment deductions from revenue	(4,160,542)
Net operating revenue	569,852
General assessment amount (computed at 0.25% of net operating revenue)	$ 1,425